Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAPS FOR

THE PROPERTY LEASE AGREEMENT

Reference are made to the announcement of the Company dated 9 January 2014 in relation to, among others, the continuing connected transactions as contemplated under the Property Lease Agreement.

In view of the expected increase in the areas of certain leased properties under the Property Lease Agreement, the annual caps under the Property Lease Agreement in respect of the two years ending 31 December 2016 will become insufficient. Accordingly, on 13 August 2015(after trading hours), the Company and CSAHC entered into the Supplemental Agreement to revise the annual caps.

Pursuant to Rule 14A.54 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Property Lease Agreement and the Supplemental Agreement, aggregated with the transactions contemplated under the Land Lease Agreement and the Asset Lease Agreement (as previously announced on 29 December 2014) is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Property Lease Agreement (including the revisions of the annual caps) constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

1. INTRODUCTION

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 9 January 2014 where the Company announced that China Southern Air Holding Company (“CSAHC”) had renewed a property lease agreement (the “Property Lease Agreement”) and a land lease agreement (the “Land Lease Agreement”) with the Company, pursuant to which CSAHC agreed to continue to lease to the Company certain parcels of land, as well as certain buildings, facilities and other infrastructure properties for a term of three years from 1 January 2014 to 31 December 2016.

2. REVISION OF ANNUAL CAPS

In view of the expected increase in the areas of the leased property under the Property Lease Agreement, the annual caps under the Property Lease Agreement in respect of the two years ending 31 December 2016 will become insufficient. Accordingly, the Company and CSAHC entered into a supplemental agreement to the Property Lease Agreement (the "Supplemental Agreement") to revise the annual caps.

SUPPLEMENTAL AGREEMENT

Date

13 August 2015 (after trading hours)

Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation; and

(b)	CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 51.99% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business license, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

Subject matter

Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development.

Pursuant to the Supplemental Agreement, the parties have agreed that the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for the two years ending 31 December 2016 shall be slightly adjusted to not more than RMB40,270,700 (original cap of RMB 40,114,700) and RMB40,348,700 (original cap of RMB 40,114,700), respectively. Save as the said revision, all other terms of the Property Lease Agreement shall remain unchanged.

Historical Figures and the revised Caps

The previous annual rental paid to CSAHC by the Company under the previous property lease agreement dated 14 February 2011 together with five individual lease agreements dated 25 September 2012 for each of the two years ended 31 December 2013 is RMB47,412,142 and the annual rental paid to CSAHC by the Company under the Property Lease Agreement for the year ended 31 December 2014 is RMB40,114,700.

The revised maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for the two years ending 31 December 2016 shall not exceed RMB40,270,700 (original cap of RMB 40,114,700) and RMB40,348,700 (original cap of RMB 40,114,700), payable on a quarterly basis.

The annual rental is determined after arm's length negotiation between the parties and adjusted taking into account the prevailing market rental for properties located at similar locations and the above historical figures. As disclosed above, it is expected that the areas of certain leased properties under the Property Lease Agreement will be increased, therefore the annual rental is expected to be slightly increased in the two years ending 31 December 2016.

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Property Lease Agreement and the Land Lease Agreement are situated at since November 2004. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the Property Lease Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business at rents not higher than the prevailing market rates for similar buildings, facilities, infrastructure and lands at similar locations.

3. Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 51.99% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The transactions contemplated under the Lease Agreements constitute continuing connected transactions for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board (the “Board”) of directors (the “Directors”) of the Company (including the independent non-executive Directors) considers that the terms of the Property Lease Agreement and the Supplemental Agreement and the rent payable in respect thereof are fair and reasonable and are entered into on normal commercial terms, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

As previously announced on 29 December 2014, the Company and CSAHC also entered into a new asset lease agreement (the “Asset Lease Agreement”), pursuant to which CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017.

Pursuant to Rule 14A.54 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Property Lease Agreement and the Supplemental Agreement, aggregated with the transactions contemplated under the Land Lease Agreement and the Asset Lease Agreement is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Property Lease Agreement (including the revisions of the annual caps) constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

4. GENERAL

Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Yuan Xin An and Ms. Yang Li Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolution to approve the transactions under the Property Lease Agreement and the Supplemental Agreement. All the remaining Directors who were entitled to vote, unanimously approved the resolutions regarding the above transactions under the Property Lease Agreement and the Supplemental Agreement.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

13 August 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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